EXHIBIT E

FORM OF TRANSITION SERVICES AGREEMENT

FORM OF TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (together with the Schedules hereto, the "TSA") is made as of ____________, 2009 (the "Effective Date") by and between MDS Inc., a company existing under the laws of Canada ("Parent" or "MDS") and DH Manufacturing & Distribution Pte Ltd., a company formed under the laws of Singapore (the "Service Receiver").

WITNESSETH:

WHEREAS, pursuant to a Stock and Asset Purchase Agreement, dated as of ____________, 2009, by and among Parent, DH Technologies Development Pte Ltd. ("Buyer") and the other parties thereto (as may be amended from time to time, the "Purchase Agreement"), Parent and certain of its Affiliates agreed to sell to Buyer and certain of its Affiliates and Buyer and certain of its Affiliates agreed to purchase from Parent and certain of its Affiliates, certain assets related to the Analytical Technologies Business, all as more particularly described in and subject to the terms in the Purchase Agreement;

WHEREAS, prior to the date of the execution of the Purchase Agreement (the "Signing Date"), the Analytical Technologies Business received certain services from Parent and certain of its Affiliates;

WHEREAS, Service Receiver is an Affiliate of Buyer; and

WHEREAS, Buyer desires that certain services continue to be provided after the Closing upon the terms and conditions set forth in this TSA.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this TSA, and intending to be legally bound, and for other good and valuable consideration, the receipt and sufficiency which is hereby acknowledged, the Parties hereto hereby agree as follows:

SECTION 1.          Definitions Incorporated. All capitalized terms used but not otherwise defined in this TSA have the meaning ascribed to them in the Purchase Agreement.

SECTION 2.          Additional Definitions. Unless the context otherwise requires, the following terms, and their singular or plural, used in this TSA shall have the meanings set forth below:

2.1           "Party" means each of the entities set forth on the signature pages to this TSA.

2.2           "Recipient" means Service Receiver and/or its Affiliate(s), in each case, as identified on a Schedule to this TSA as receiving a Service(s) set forth in such Schedule.

2.3           "Schedule" means a schedule for Services that (i) references this TSA, (ii) is signed by each Party, (iii) identifies the specific Services to be provided and the prices to be paid by Service Receiver for such Services, and (iv) identifies any terms and conditions which are unique to the Services described therein. For the avoidance of doubt, except as set forth in a Schedule executed by each Party, neither Party shall be obligated to provide any other services to the other Party.

2.4           "Services" means the services to be provided by Parent or an Affiliate of Parent to a Recipient, as described in a Schedule.

2.5           "Term" shall have the meaning set forth in Section 6.1 (Term) of this TSA.

Other terms are used as defined elsewhere herein.

SECTION 3.           Services Provided.

3.1            Agreement to Provide Services. Pursuant to the terms and conditions of this TSA and the applicable Schedules, Parent will use commercially reasonable efforts to, or will cause one or more of its Affiliates to use commercially reasonable efforts to, provide the Services described in each Schedule to the Recipient(s) identified in each such Schedule in accordance with either the dates set forth in the Schedule, the dates reasonably requested by Service Receiver (subject to Section 3.3 (Service Receiver Requests for Services)) or such other dates as are mutually agreed upon by the Parties in writing; provided, however, that such request must provide sufficient time for Parent to provide such Services using commercially reasonable efforts during normal business hours (consistent with past practices) prior to the expiration of the applicable Transition Term. Unless otherwise agreed by the Parties in a Schedule, each Service will be performed in the location where such Service was performed prior to the Closing. Neither Parent nor any of its Affiliates will be required to render any Services in a particular location that would necessitate that Parent or any of its Affiliates qualify to do business in any location or jurisdiction other than the current locations and jurisdictions where each Service was performed during the Lookback Period (as defined below).

3.2            Other Unaccounted Services. If, during the ninety (90) day period following the Effective Date, Service Receiver believes that a service provided by Parent (or its Affiliates) to the Analytical Technologies Business at any time in the one (1) year period prior to the Signing Date (the "Lookback Period") in connection with the conduct of the Analytical Technologies Business as conducted during the Lookback Period was omitted from the Schedules to this TSA, then Service Receiver shall raise such issue in writing with the Committee (as defined in Section 3.6.2 (Oversight Committee)). Notwithstanding the foregoing, in the case of Services which were provided on an ad hoc basis for which Service Receiver would not have the ability to learn of the need for such Services during such 90-day period referenced above, Service Receiver may raise such issue in writing to the Committee. The Committee will consider all such issues described above in good faith and if the Committee concurs that such service was inadvertently omitted, then this TSA shall be amended through the inclusion of a new Schedule or an amendment to an existing Schedule for such services, and such services shall become Services hereunder, and the fees for such services shall be consistent with the actual costs incurred prior to the Signing Date and/or shall be equal to Parent's (or its Affiliates') actual out-of-pocket costs incurred to provide such services.

3.3            Unrelated Services. Subject to Section 3.2 and Section 7.9, for the avoidance of doubt, unless expressly set forth on a Schedule or reasonably related or ancillary to services set forth on a Schedule, in the case of services that are requested by Service Receiver that have not previously been regularly or periodically performed by Parent or its Affiliates in connection with Parent's operation of the Analytical Technologies Business during the Lookback Period, Parent may, in its reasonable discretion, elect not to provide such services to Service Receiver.

3.4            Term of Each Schedule. Each Schedule will describe the time period(s) during which each of the Services described in such Schedule will be provided (each a "Service Term"). In certain instances, the Service Term may be broken down into an "Initial Duration" and an "Extended Term" (which, together with the Initial Duration, forms the "Transition Term" for the applicable Services). The Extended Term for a Service, if any, shall commence at the end of the Initial Duration and extend through the one (1) year anniversary of the Effective Date. If a Schedule does not designate an Initial Duration for a particular Service, the Initial Duration for such Service shall be six (6) months.  If a Schedule does not designate an Extended Term for a particular Service, the Extended Term for such Service shall be the period from the expiration of the Initial Duration through the one (1) year anniversary of the Effective Date.  For the avoidance of doubt, in no event will Parent or any of its Affiliates be required to provide a Service described in a Schedule (a) beyond the Initial Duration for such Service if the Schedule expressly provides that there is no Extended Term for such Service or (b) if there is an Extended Term for such Service, beyond such Extended Term. For general planning guidance, the objective of Parties is to have all Services described in each Schedule and all related transition activities completed within the Initial Duration with the stated goal of accelerating transition activities, where practical.

3.5            Acknowledgement of Completion. Certain Schedules may include specific deliverables or other items specifically identified as "Objective Measures" which the Parties intend to be completed during the Transition Term for the applicable Schedule. Each Party will use commercially reasonable efforts to, and will, if applicable, cause their Affiliates to use commercially reasonable efforts to, perform such services and complete such activities to complete such Objective Measures during the term of the applicable Schedule. Parent may present to Service Receiver an "Acknowledgement of Completion" in the form attached hereto as Annex A at such time Parent believes that one or more Objective Measures has been completed. Service Receiver will not unreasonably withhold, condition or delay its execution or delivery of an Acknowledgement of Completion presented by Parent and will promptly sign and return the Acknowledgement of Completion to Parent if the applicable Objective Measure has been successfully completed in accordance with the terms of this TSA (including any Schedules hereto). Notwithstanding the foregoing, if Service Receiver believes in good faith that a particular Objective Measure identified on an Acknowledgement of Completion has not been successfully completed, then (i) if there are some Objective Measures set forth in the Acknowledgement of Completion that have been successfully completed, Service Receiver will cross out the Objective Measures that Service Receiver does not believe have been successfully completed and sign and return the Acknowledgement of Completion as to such other successfully completed Objective Measures set forth therein and (ii) send written notice to Parent detailing why Service Receiver believes that certain of the Objective Measures have not been successfully completed. Service Receiver may only refuse to sign an Acknowledgement of Completion if Parent has failed to meet its obligations under the applicable Schedule in any material respect.

3.6           Points of Contact; Oversight Committee.

 3.6.1       Points of Contact. Each of Parent and Service Receiver will name a point of contact for each Schedule, which points of contact are either set forth in such Schedule or shall be appointed for each Party by such Party promptly after the Effective Date. Such points of contact shall be responsible for the performance under the applicable Schedule, including attempting to resolve any issues that may arise during the performance hereunder on a day-to-day basis. Any reference in this TSA to the co-operation of the Parties, or the use of good faith to negotiate between the Parties or any other contact or communication between the Parties shall be deemed to be an obligation of such points of contact and for communication to be, in the first instance, between the respective points of contact of Parent and Service Receiver. If the points of contacts are not able to resolve a dispute, then the terms in Section 3.6.3 (Disputes) shall apply.

 3.6.2       Oversight Committee. In order to assist with the timely and successful performance of the Services and transitioning of the performance of the Services to Service Receiver or its designee, the Parties shall together establish an oversight committee (the "Committee") that shall be responsible for overseeing, planning and facilitating performance under this TSA, including supervising the scope and performance of the Services. The Committee shall consist of six (6) members, three (3) of which shall be appointed by Parent and three (3) of which shall be appointed by Service Receiver. Unless otherwise approved by the other Party, each member of the Committee shall be a full-time employee of Parent, Service Receiver or one of their Affiliates. Each Party will appoint members to the Committee that are familiar with one or more of the Services and the systems used to provide services similar to the Services and who are qualified and suitable to serve on the Committee. The Committee shall convene (either in person or via conference call) once per week, or as otherwise determined by the Committee or more frequently as requested by a Party, to review and discuss proposed amendments to any Schedule and transitioning processes, including the scope and performance of the Services, and its members shall cooperate in good faith to assist with the planning and implementation of all transitioning processes. Either Party may propose to the Committee amendments to a Schedule and all such proposed amendments will be discussed in good faith by the Parties.

 3.6.3       Disputes. In the event of any dispute among the Parties relating to the Services which is not resolved by the points of contact for the applicable Schedule, including any allegation of inadequate performance of any Services, upon the written request of any two (2) members of the Committee, the Committee shall convene within two (2) Business Days of such request. The purpose and scope of a meeting so convened shall be limited to the issues relating to the specified dispute. At such meeting, the Committee shall use its commercially reasonable efforts to attempt to resolve the dispute. If the dispute has not been resolved within ten (10) Business Days of the first meeting of the Committee convened pursuant to this Section 3.6, the Committee shall escalate the dispute to senior management of the Parties. If senior management of the Parties are unable to resolve the dispute within twenty (20) Business Days of it being referred to them, the Parties shall submit the dispute to mediation, followed by arbitration, in accordance with the procedures specified in Section 11.6(b) and Section 11.6(c) of the Purchase Agreement, respectively. The failure of the Committee to resolve a dispute pursuant to this Section 3.6 shall not relieve a Party hereto or the Committee from their obligations hereunder. Notwithstanding the foregoing, if either Party reasonably believes that a breach of, or non-performance of the other Party under, this TSA will result in irreparable harm to such Party, such Party may request an expedited review by the Committee and senior management. In the case of such request, the Committee will convene within two (2) Business Days and attempt to resolve the dispute. If the dispute is not resolved within five (5) Business Days of the request for expedited review, then the Committee shall escalate the dispute to senior management of the Parties. If the senior management of the Parties is not able to resolve the expedited dispute within five (5) Business Days of it being referred to them, then the aggrieved party may seek immediate injunctive relief, specific performance, or other equitable remedies from a court of competent jurisdiction without first pursuing mediation or arbitration as described above. In addition, in the event that Service Recipient disputes an invoice as described in this TSA, Parent may avail itself of an expedited review by the Committee and senior management to address such dispute and the shorter time periods specified above for a breach that results in irreparable harm shall apply.

SECTION 4.           Compensation.

4.1            Compensation for Services. Subject to the terms and conditions in this TSA, the compensation to be paid by Service Receiver to Parent for each Service shall be the prices and rates set forth in Annex B for such Service. Except as otherwise set forth in a Schedule, for any Service where the price for the Services is expressed as a specified dollar amount per week, if such Services are provided for only a portion of the week, the Services will be deemed provided for a full week for purposes of determining the fees under this TSA. The weekly price for Services will be determined by dividing the monthly price on Annex B by four and one-third (4⅓).

4.2            Costs and Expenses. Service Receiver shall not be obligated to reimburse Parent for amounts paid by Parent to third party service providers that provide Services on behalf of Parent or its Affiliates under this TSA where such amounts are incurred consistent with Parent's and its Affiliate's prior practices during the Lookback Period in connection with the performance of the Services for the benefit of Parent and its Affiliates during the Lookback Period. Subject to the Service Receiver's advance approval of Parent's costs and expenses, Service Receiver shall reimburse Parent for the actual out-of-pocket costs and expenses, in each case incurred by Parent or its Affiliates in connection with the performance of the Services which such costs and expenses have not been incurred by Parent during the Lookback Period in connection with the performance of the Services for the benefit of Parent and its Affiliates during the Lookback Period. If Service Receiver does not approve any expenditure and such expenditure is necessary to perform certain Services, then Parent shall be relieved of its obligation to provide such dependent Services; provided, however, that if Service Receiver disputes the amount of any such expenditure in good faith, Parent will provide such dependent Services but the Committee will convene within two (2) Business Days and attempt to resolve the dispute and, if the dispute is not resolved within five (5) Business Days of the request for expedited review, then the Committee shall escalate the dispute to senior management of the Parties for resolution. If Service Receiver requests that Parent personnel travel in connection with the performance of any Service or if such travel is required to perform a Service, in each case which travel is not consistent with past practices in connection with Parent's performance of the Services during the Lookback Period (which will not be a reimbursable expense), Service Receiver will reimburse Parent for all reasonable costs incurred by Parent personnel in connection with such travel, including air and ground transportation, lodging and meals, subject to Service Receiver's travel expense and reimbursement policy applicable to its own personnel to the extent previously disclosed in writing to Parent. Unless otherwise set forth in a Schedule, Service Receiver shall not be required to pay to Parent any fees for hourly or daily personnel time for time spent traveling by Parent personnel.

4.3           Taxes.

 4.3.1       The prices set forth in the Schedules are exclusive of taxes. Service Receiver will pay and be liable for any and all sales, service, value added, or similar taxes imposed on, sustained, incurred, levied or measured by: (i) the cost, value or price of Services provided by Parent or its Affiliates under this TSA; or (ii) Parent's or its Affiliates' cost in acquiring property or services used or consumed by Parent or its Affiliates in providing Services under this TSA, except to the extent Parent or its Affiliates are entitled to a refund or credit in respect of such taxes (collectively, the "Sales and Service Taxes"). Service Receiver (or its Affiliates) shall remit any such Sales and Services Taxes to the appropriate taxing authority to the extent required to do so under applicable law, and to the extent not so required, such Sales and Service Taxes will be payable by Service Receiver to Parent, or its Affiliates, where relevant, in accordance with Section 4.4 (Terms of Payment) or as otherwise mutually agreed in writing by the Parties and under the terms of the applicable law which govern the relevant Sales and Service Tax. Service Receiver's obligation to pay Sales and Service Taxes under this Section shall be subject to the receipt of (a) a computation of the Sales and Service Taxes payable under this Section identifying the nature and amount of the goods or services on which the Sales and Service Tax is assessed and the applicable rate and (b) a valid and customary invoice (or other document) for each Sales and Service Tax sufficient to identify each Service being supplied and where relevant to enable Service Receiver to recover all or any portion of such tax in accordance with the applicable law. Notwithstanding the foregoing, Parent shall be responsible for any new or additional Sales and Service Taxes imposed as a result of Parent providing the Services from a location other than any location specified in the applicable Schedule(s) or other than a location from which the Services were provided during the Lookback Period. Neither Parent nor its Affiliates shall be liable for any interest, penalties or other charges attributable to any improper filing relating to Sales and Services Taxes or any late payment or failure to remit Sales and Services Taxes to the relevant taxing authority by Buyer or its Affiliates.

 4.3.2       Each of Parent and Service Receiver shall pay and be responsible for all other taxes applicable to each of them, including taxes based on their own income or profits or assets.

4.3.3       Payments for Services or other amounts under this TSA shall be made net of any required withholding taxes. Notwithstanding the foregoing, if Parent reasonably believes that a reduced rate of withholding applies or Parent or its Affiliates are exempt from withholding, then Parent will notify Service Receiver and Service Receiver will apply such reduced rate of withholding or no withholding at such time as Parent provides Service Receiver with evidence reasonably satisfactory to Service Receiver that a reduced rate of or no withholding is required (and that all necessary administrative provisions have been completed). Service Receiver shall timely remit any amounts withheld to the appropriate taxing authority and shall provide Parent with a receipt or other documentation evidencing such payment and sufficient to permit Parent (or its Affiliates) to claim a foreign tax credit, including the amount paid and the applicable taxing authority to whom payment was made. Service Receiver shall not be required in any circumstances to pursue any refund of taxes withheld and paid over to a taxing authority; provided, however, that (a) Service Receiver will, at Parent's reasonable request and at Parent's expense, assist Parent in Parent's pursuit of such refund of taxes and (b) in the event that Service Receiver receives a refund of any amounts previously withheld from payments to Parent and remitted, Service Receiver shall promptly surrender such refund to Parent.

4.3.4       Each of Parent and Service Receiver shall promptly notify the other of any deficiency claim or similar notice by a taxing authority with respect to Sales and Service Taxes or withholding taxes payable under this TSA, and shall provide the other with such information as reasonably requested from time to time, and shall fully cooperate with Parent or Service Receiver, as applicable, in connection with: (a) the reporting of any Sales and Service Taxes or withholding taxes payable pursuant to this TSA; (b) any audit relating to Sales and Service Taxes or withholding taxes pursuant to this TSA; and (c) any assessment, refund, claim or proceeding relating to such Sales and Service Taxes or withholding taxes.

4.4           Terms of Payment. Parent will invoice Service Receiver for each Service at the prices and rates set forth in the applicable Schedule on or after the last day of each four (4) week period after Closing for the weekly fees due for such four (4) week period or on such other invoicing schedule as is set forth in a Schedule. Each invoice will include itemized billing consistent with the fees set forth in each Schedule so as to enable Service Receiver to reconcile the amounts invoiced with the fees set forth on each Schedule. Parent shall provide to Service Receiver a single invoice for all Services provided hereunder during each four (4) week period after Closing except where there are recoverable local Sales and Service Taxes applicable to the Services and the use of a single invoice from Parent would render such Sales and Service Taxes unrecoverable and in such event, Service Receiver will provide Parent at least sixty (60) days prior written notice of Service Receiver's desire to receive separate invoices for such Services. In addition, at the reasonable request of Service Receiver, and at Service Receiver's sole cost, the Parties shall agree in writing upon any such exceptions and billing locations for such exceptions in advance. Parent shall also provide invoices to Service Receiver at the end of each four (4) week period after Closing in arrears for amounts, such as Sales and Service Taxes and/or other costs and expenses, that are payable in addition to the prices for the Services. Payment in full shall be made by Service Receiver by wire transfer in immediately available funds (or such other means as the Parties may mutually agree in writing) within thirty (30) days after receipt of an invoice. Service Receiver shall have the right to withhold from its payment amounts disputed in good faith, provided that Service Receiver must provide written notice of the dispute to Parent prior to payment due date (and Service Receiver shall use reasonable efforts to provide such written notice as promptly as possible) and such notice must provide detail as to the nature of the dispute, including a detailed description of the "sub-Service" (i.e., an element of a Schedule within a row of a Schedule) that was not provided or provided in a manner inconsistent with the TSA and the fees for that sub-Service. All undisputed fees must be timely paid in full. If Service Receiver disputes an invoiced amount, the Parties will work together in good faith to resolve such dispute expeditiously and when resolved Parent may invoice Service Provider for such amounts and Service Receiver shall pay such invoice as provided in this TSA. Subject to the foregoing, any such withholding of disputed amounts shall not constitute breach of this TSA. Undisputed amounts (which shall include disputed amounts that have been resolved in accordance with the foregoing) not paid on or before the date required to be paid hereunder shall be a material breach of this TSA and shall accrue interest at an annual rate of one month LIBOR plus sixty basis points (or the maximum legal rate whichever is lower) (the "Default Interest Rate"), pro rated for the actual number of days elapsed, accrued from the date such payment was due hereunder until the date of the actual receipt of payment. In addition, Parent or its Affiliates may suspend performance of the Services in the event that Service Receiver fails to timely pay undisputed amounts (which shall include disputed amounts that have been resolved) within ten (10) days after notice of non-payment from Parent. All amounts due for Services rendered pursuant to this TSA shall be billed and paid in United States currency or as shown on the Schedules hereto.

4.5           Record Keeping and Audit. Parent shall maintain complete and accurate records of any invoices and supporting documentation for all reimbursable costs and expenses billable to Service Receiver under this TSA, and shall retain any such records created for a period of one (1) year following the termination of this TSA. Parent shall provide to Service Receiver or its designee documentation and other information relating to each invoiced reimbursable costs and expenses as may be reasonably requested by Service Receiver to verify that Parent's invoices for such costs and expenses are accurate, complete, and valid in accordance with this TSA, including copies of all statements received from third-party service providers that pertain to such costs and expenses. During the Transition Term and any subsequent periods for which Parent is required to maintain such records, Service Receiver's or one of its Affiliate's internal audit group or Service Receiver's independent certified public accountant may reasonably review such records and conduct audits of the invoices. Parent shall cooperate in any such audit of such records; provided, however, that: (i) any such audit shall be at Service Receiver's sole expense; and (ii) no such audit may occur more than two (2) times in any twelve (12) month period. Notwithstanding the foregoing, in the event any such audit uncovers an overcharge of Service Receiver by five percent (5%) or greater, Service Receiver shall be entitled to conduct up to two (2) audits each calendar quarter over the course of the following twelve (12) months (at Service Receiver's cost and expense) and Parent shall reimburse Service Receiver for the reasonable third party costs of the audit that revealed the overcharge and the amount of the overcharge. In the event that any such audit reveals that Parent did not charge Service Receiver amounts owed to Parent under this TSA, then Parent may invoice Service Receiver for such amounts and Service Receiver will pay such invoice as provided in this TSA.

SECTION 5.     Parent's Continued Receipt of Services. At the Closing, Buyer will assume the Purchased Assets as provided in the Purchase Agreement and shall use, or will cause one or more of its Affiliates to use, commercially reasonable efforts to provide the Services specified on the Schedules as to be provided by Service Receiver. For purposes of the Services provided in this Section 5 only, "Parent" shall be replaced with "Service Receiver" and "Service Receiver" shall be replaced with "Parent," as applicable, in the Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 4, Section 6, Section 7, Section 8, Section 9, Section 10.3, and Section 11. Except as set forth in the Schedules attached hereto as of the Effective Date, it is not anticipated that Service Receiver will provide any services to Parent under this TSA.

SECTION 6.    Term and Termination.

6.1     Term. Except as expressly provided otherwise in this Section 6 (Term and Termination) or elsewhere in this TSA, the term of this TSA (the "Term") shall be for a period commencing at 12:01 a.m. Eastern Time on the date immediately following the Effective Date and ending at 11:59 p.m. Eastern Time on the last day of the Extended Term, except as otherwise set forth in a Schedule (the "Expiry Date").

6.2     Termination of Individual Services by Service Receiver for Convenience. Service Receiver may, at any time after the Effective Date, terminate any individual Service provided under this TSA on a Service-by-Service basis (and/or location-by-location basis where individual Services are being provided to multiple locations) upon written notice to Parent identifying the particular Service (or location) to be terminated and the effective date of termination, which date shall not be (i) later than the end of the applicable Transition Term or (ii) earlier than two (2) weeks after Parent's receipt of such notice of termination (or such other minimum period as is set forth in a Schedule), unless Parent otherwise agrees in writing. The termination of any individual Services pursuant to this Section shall not affect this TSA with respect to the Services not terminated under this Section. Service Receiver shall be responsible for any out-of-pocket costs or expenses actually incurred or irrevocably committed to by Parent and its Affiliates and arising out of or resulting from provision of such Services up to the time of their termination or from the early termination of such Services, provided that Parent shall use commercially reasonable efforts to mitigate such out-of-pocket costs and expenses. If, during the term of this TSA, (a) Parent enters into any license agreement, services agreement, hardware or equipment agreement, or other contract that Parent has entered into in connection with the performance of the Services and that is dedicated to use for the provision of the Services, or (b) Parent procures any hardware, equipment or other asset that is dedicated to use for the provision of the Services, then Parent shall, upon Service Receiver's written request in connection with the termination or expiration of this TSA, use commercially reasonable efforts to assign or transfer such license agreement, services agreement, hardware or equipment agreement, other contract, or hardware, equipment or asset to Service Receiver or a designated Service Receiver Affiliate and in such event Service Receiver shall be responsible for any assignment or transfer fees associated therewith. It is acknowledged by the Parties that it is not contemplated that Parent will enter into any such agreements or contracts which are exclusively related or dedicated to the performance of the Services.

6.3     Termination of Agreement. This TSA shall terminate on the earliest to occur of (a) the Expiry Date (as defined in Section 6.1); (b) the date on which the provision of all Services have been completed or terminated or been canceled pursuant to Section 6.2 (Termination of Individual Services by Service Receiver for Convenience) and (c) the date on which this TSA is terminated pursuant to Section 6.4 (Termination for Cause).

6.4     Termination for Cause. If either Party materially breaches any of its obligations under this TSA, including any failure of Parent or its Affiliates to perform any Services in accordance with this TSA, and such Party does not cure such breach within thirty (30) days after receiving written notice thereof from the non-breaching Party, the non-breaching Party may terminate this TSA in whole or in part (solely with respect to the Services to which such breach relates), immediately by providing written notice of termination to the Party in breach. Notwithstanding the foregoing, if Service Receiver fails to pay undisputed amounts hereunder (which shall include disputed amounts that have been resolved) when due, and Service Receiver fails to cure its failure to pay such undisputed amounts within ten (10) days of receipt of written notice thereof from Parent, Seller may terminate this TSA, including the provision of Services pursuant hereto, immediately by providing written notice of termination to Service Receiver; provided that Parent shall have no right to terminate this TSA due to Service Receiver withholding disputed amounts in good faith as described in this TSA. The failure of a Party to exercise its rights hereunder with respect to a breach by the other Party shall neither be construed as a waiver of such rights nor prevent such Party from subsequently asserting such rights with regard to the same or similar defaults.

6.5     Effect of Termination; Survival. In the event of the expiration or any termination of this TSA, Parent shall be entitled to all amounts due for the provision of Services rendered prior to the date of termination and such amounts will be determined in accordance with the prices set forth in the applicable Schedule(s) and will be paid by Service Receiver in accordance with the terms in this TSA. The following Sections shall survive the termination or expiration of this TSA: Section 1 (Definitions Incorporated) and Section 2 (Additional Definitions) (in each case as necessary to interpret any surviving provision hereunder), Section 4 (Compensation) (solely with respect to amounts accrued prior to the termination or expiration of this TSA), Section 6 (Term and Termination), Section 7.9 (Non-Solicitation of Employees), Section 7.11 (Certain Disbursements/Receipts), Section 10 (Disclaimer), 10.1 (Limitation on Liability), Section 12 (Confidentiality), and Section 13 (Miscellaneous).

SECTION 7.    Certain Covenants.

7.1      Reasonable Care. Parent shall perform, or cause to be performed, the Services under this TSA (a) in accordance with the service and quality levels specified in the applicable Schedule or, (b) if no service and quality levels are provided in a Schedule with respect to a particular Service or aspect of a Service, at the same or higher service and quality levels and similar in nature and volume to those Services (or similar services) provided by Parent or its Affiliates prior to the Signing Date and with at least that degree of skill and care that Parent or its Affiliates would exercise in carrying out similar services for Parent's own business.

7.2      Data Protection. Parent shall use, or cause to be used, commercially reasonable measures consistent with generally accepted industry standards to protect the applicable Recipient's data that is processed by or at the direction of Parent in connection with the Services from unauthorized disclosure, access, destruction, deletion or change and allow the recovery of such data in the case of a Force Majeure (as defined in Section 8), provided, however, that Parent and its Affiliates shall be deemed to have satisfied the obligations set forth in this Section 7.2 if the measures taken to protect and recover the Recipient's data are substantially similar in all material respects as those measures that Parent uses in carrying out its own business.

7.3      No Violation of Laws. Neither Parent nor its Affiliates (nor third party service providers) shall be required to provide all or any part of any particular Service or Services to the extent that providing such Service or Services would require Parent or its Affiliates to violate any applicable laws, governmental rules or regulations; provided, that promptly upon learning of such applicable law, governmental rules or regulations, Parent shall deliver reasonable written notice thereof to Service Receiver and Parent shall reasonably cooperate with Service Receiver to mitigate the impact of Parent or its Affiliates (or a third party service providers) being unable to provide such Service or Services, including the development and implementation of a reasonable work-around or reasonable revision to such Service or Services as necessary to comply with such applicable law, governmental rules, or regulations.

7.4      Cooperation. It is understood that it will require significant efforts of all Parties to implement this TSA and ensure performance hereunder at the agreed upon level (subject to all the terms and conditions of this TSA). The Parties will cooperate (acting in good faith) to effect a smooth and orderly transition of the performance of the Services provided hereunder from Parent and its Affiliates to the respective Recipients, including the separation of the Analytical Technologies Business from the Excluded Businesses. Such co-operation shall include but not be limited to the provision of such reasonable access to each Party to the other Party's personnel and records as shall be reasonably necessary to facilitate the transition of the Services. To the extent a failure of Service Receiver or any Recipient to act in accordance with this Section prevents or materially inhibits the provision of a Service hereunder, Parent or its Affiliates shall be relieved of its obligation to provide such Service to the extent affected until the failure has ceased; provided that if Parent or any of its Affiliates is aware of any such failure it shall provide prompt notice thereof to Service Receiver and Parent shall, and shall cause it Affiliates to, provide any unaffected portion of such Service notwithstanding such failure, provided further that Service Receiver will be responsible for paying for all incremental resources, costs and expenses reasonably incurred by Parent or its Affiliates in connection with Parent or its Affiliates in carrying out the above.

7.5      Means of Providing Services.

7.5.1       Subject to Section 7.1 (Reasonable Care) and Section 7.6 (Personnel) and its obligation to perform the Services in accordance with the terms of this TSA, Parent shall determine the means and resources used to provide the Services in accordance with its reasonable business judgment. Without limiting the foregoing, Parent or its Affiliates may elect, in its or their reasonable discretion, to modify or replace at any time (i) its policies and procedures; (ii) any Affiliates and/or third parties that provide any Services; (iii) the location from which any Service is provided; or (iv) the intellectual property rights, information technology, products and services used to provide the Services; provided that, in each case, any such modification or replacement shall not (a) adversely affect in a material respect the Services or the quality thereof, (b) subject Service Receiver to any additional liability or risk, or (d) relieve Parent of its obligation to perform the Services in accordance with the terms of any Schedule or this TSA.

7.5.2       Subject to Section 7.1 (Reasonable Care) and any limitations with respect to outages specified in any Schedule, Parent or its Affiliates may in its or their reasonable discretion suspend the provision of the Services (or any part thereof), from time to time, to enable the performance of routine or emergency maintenance to the assets used in connection with the provision of the Services that are required to provide the Services, provided that (i) Parent shall use commercially reasonable efforts to perform such routine maintenance outside of the normal business hours (consistent with past practices) of the Recipient and in accordance with the terms of the applicable Schedule; (ii) Parent shall provide Service Receiver with reasonable prior notice of such suspension and the anticipated duration of the suspension, in each case to the extent practicable; and (iii) Parent shall use commercially reasonable efforts to carry out the applicable maintenance and resume the provision of the relevant Services as quickly as reasonably practicable. If any suspension of Services (or any portion thereof) in connection with the foregoing delays the execution of the Services (or portion thereof) for five (5) or more days, then the fees for such Services (or portion thereof) shall not be charged for the time during which such Services (or portion thereof) were suspended, provided that Parent shall be entitled to recommence charging such fees upon resumption of the Services.

7.6      Personnel. Except as otherwise specified in a Schedule with respect to the Services under such Schedule, Parent or its Affiliates, in providing the Services, as it deems necessary or appropriate in its reasonable discretion, may (a) use the personnel of Parent or its Affiliates (it being understood that such personnel can perform the Services on behalf of Parent or its Affiliates on a full-time or part-time basis, as determined by Parent or its Affiliates in accordance with the obligations under this TSA relating to the provision of the Services), and (b) employ the services of third parties who are in the business of providing such Services to the extent such third party services are reasonably necessary for the efficient performance of any such Services; provided, however, that Parent first obtains Service Receiver's approval (which shall not be unreasonably withheld) for the use of any third party to provide Services that was not used during the Lookback Period if Service Receiver is required to reimburse Parent's or its Affiliate's costs and expenses related to such third party. In performing the Services, employees and representatives of Parent and its Affiliates shall, as between the Parties, be under the direction, control and supervision of Parent or its Affiliates (and not the Recipient or Service Receiver) and, as between the Parties, Parent or its Affiliates shall have the sole right and obligation to exercise all authority and control with respect to the employment (including termination of employment), assignment and compensation of such employees and representatives (it being understood that, except as otherwise specified in a Schedule with respect to the Services under such Schedule, in which case such personnel identified shall be used to provide the relevant Services, the Recipient has no right hereunder to require that Parent or its Affiliates perform the Services hereunder with specifically identified employees and that the assignment of employees to perform such Services shall be determined in the sole discretion of Parent; provided that the obligations in this TSA with regard to the quality, nature, cooperative efforts and scope of the Services shall not be affected by this Section 7.6). If Parent uses a third-party service provider to provide one or more Services, such use does not relieve Parent of its obligation to provide such Service in accordance with the requirements of this TSA, and Parent shall be responsible for the acts and omissions of such third-party service provider with respect to the Services or activities undertaken in connection with this TSA

7.7      Relationship of the Parties. Nothing contained in this TSA shall be construed as creating a partnership, joint venture, agency, trust or other association of any kind among or between the Parties, each Party being individually responsible only for its obligations as set forth in this TSA. Parent and its Affiliates shall provide the Services hereunder in the capacity of an independent contractor and not as an employee or agent of Service Receiver or any Recipient.

7.8      Treatment of Employees. Employees of Parent and its Affiliates involved in the provision and administration of the Services shall remain as the employees of Parent and its Affiliates, and Parent and its Affiliates shall be solely responsible for the payment and provision of all wages, bonuses, commissions and employee benefit plans, programs or arrangements relating to such employees.

7.9      Non-Solicitation of Employees. For a period of three (3) years from and after the Effective Date, each Party shall not, and it shall cause its Affiliates not to, without the express written consent of the other Party, directly or indirectly, solicit any employees of the other Party or its Affiliates (the "Employer") involved in providing or receiving the Services ("Relevant Employees"), in each case, to (x) leave the employment of the Employer, or (y) violate the terms of their employment contracts, or any employment arrangements, with the Employer, in all such cases in order to become an employee of the non-Employer Party or its Affiliates (but limited in the case of becoming an employee of Service Receiver or its Affiliates to being employed in the Analytical Technologies Business); provided, however, that nothing in this Section shall restrict or preclude a Party or its Affiliates from (A) making generalized searches for and hiring employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not instructed to solicit any Relevant Employee to engage in searches, (B) soliciting, hiring or extending an offer to hire, directly or indirectly, any Designated Employee who did not become an Affected Employee at Closing, or (C) in the case of Service Receiver or its Affiliates, soliciting, hiring or extending an offer to hire, directly or indirectly, any employee of Parent or any of its Affiliates to provide services to businesses of Service Receiver or any of its Affiliates other than the Analytical Technologies Business.

7.10    Migration Projects. Parent or its Affiliates will provide, after the Closing, the respective Recipient with reasonable support necessary to transition or migrate the Services to the applicable Recipient or any third party chosen by the applicable Recipient and such support shall be deemed a part of the Services and Service Receiver will pay the rates set forth in the Schedule for such support Services. Such support may include consulting and training and providing reasonable access to data and other information and to Parent's and its Affiliates employees. For the avoidance of doubt, the Services described in this Section shall be limited to the applicable Transition Term (as defined in Section 3.4 (Term of each Schedule)) for the applicable Service.

7.11    Certain Disbursements/Receipts. The Parties hereto contemplate that, from time to time on or after the Closing Date, a Party and/or its Affiliates (any such person, the "Paying Party"), as a convenience to, and at the request or with the prior approval of, the other Party and its Affiliates (the "Responsible Party"), in connection with the transactions contemplated by this TSA or the Purchase Agreement, may make certain payments that are properly the responsibility of the Responsible Party (whether pursuant to the Purchase Agreement or this TSA or otherwise (any such payment made, a "Disbursement"). Similarly, from time to time on or after the Closing Date, a Party and its Affiliates (any such person, the "Receiving Party") may receive from third parties certain payments to which the other Party and/or its Affiliates, as the case may be, is entitled (any such person, the "Other Party", and any such payment received, a "Receipt"). Accordingly, with respect to Disbursements and Receipts, the Parties hereto agree as follows:

7.11.1     Disbursements.

7.11.1.1         A Paying Party may request reimbursement for Disbursements made by check within seven (7) Business Days after notice of such Disbursement has been given to the Responsible Party in writing and with reasonable supporting documentation.

7.11.1.2         In case of a Disbursement paid by wire, if notice in writing and with reasonable supporting documentation has been given by 2 p.m. of the Responsible Party's local time at least one (1) Business Day prior to the payment of such Disbursement, the Responsible Party shall reimburse the Paying Party for the amount of such payment (in the local currency equivalent paid by the Paying Party) on the date the Disbursement is made by the Paying Party. If notice as provided above has not been given prior to the payment of such Disbursement, the Responsible Party shall reimburse the Paying Party for the amount of such payment (in the local currency equivalent paid by the Paying Party) within three (3) Business Days after receipt by the Responsible Party of such notice from the Paying Party.

7.11.2     Receipts. A Receiving Party shall remit Receipts to the Other Party (in the same currency as such payment is received) within five (5) Business Days of receipt thereof.

7.11.3     Certain Exceptions. Notwithstanding anything to the contrary set forth above, if, with respect to any particular transaction(s), it is impossible or impracticable under the circumstances to comply with the procedures set forth in this Section 7.11 (including the time periods specified herein), the Parties will cooperate to find a mutually agreeable alternative that will achieve substantially similar economic results from the point of view of the Paying Party or the Other Party, as the case may be; i.e., an alternative pursuant to which the Paying Party will not incur any material interest expense or the Other Party will not be deprived of any material interest income; provided, however, that if a Receiving Party cannot comply with the procedures set forth in this Section 7.11 because it does not become aware of a Receipt on behalf of the Other Party in time (e.g., because of the commingling of funds in an account), such Receiving Party shall remit such Receipt (without interest thereon) to the other Party within twenty-four (24) hours after it becomes aware of such Receipt.

7.11.4     Interest Rate. The rate for any interest income or expense that is paid or payable pursuant to this Section 7.11 shall be the Default Interest Rate, pro rated for the actual number of days elapsed, accrued from the date such payment was due hereunder until the date of the actual receipt of payment.

7.11.5     Dispute Resolution for Receipts and Disbursements. Any disputes arising or relating to the subject matter of this Section 7.11 shall be referred to the Committee for resolution.

7.12           No Violation of Third Party Agreements. Nothing in this TSA shall require Parent or any of its Affiliates to violate any agreement with a third party, including any software license agreement; provided that if Parent reasonably believes that the provision of any Services will result in such violation, the Parties shall cooperate in good faith and use their commercially reasonable efforts to procure any applicable license or enter into any appropriate agreement in order to allow the Services to be provided in accordance with the terms set forth herein. All costs incurred as a result of the cooperation of the Parties pursuant to the immediately preceding sentence shall be borne by Buyer.  Nothing in this Section 7.12 shall limit any obligation of Parent or its Affiliates to transfer any licenses or agreements, or to procure any consents, as set forth in the Purchase Agreement.

7.13           Information Provided by Service Receiver. Service Receiver will provide (or will cause to be provided) to Parent complete and accurate data and information to the extent necessary for Parent or its Affiliates to provide the Services. Parent and its Affiliates may rely on the completeness and accuracy of such data and information in connection with the provision of the Services to Service Receiver. Neither Parent nor its Affiliates will be liable or responsible for any failure to provide a Service in compliance with this TSA as a result of such data or information provided by Service Receiver being incomplete or inaccurate and Service Receiver will be responsible and liable therefor.

7.14           IT System. As promptly as reasonably possible between the Effective Date and the end of the Transition Term for the IT Enterprise Business Systems Schedule, Parent shall create a cloned OracleApps environment configured on Parent's hardware in accordance with the IT Enterprise Business Systems Schedule that is configured in the same manner as the environment for the Analytical Technologies Business (as part of Parent's overall OracleApps environment) was configured in the Lookback Period.  Such cloned OracleApps environment shall contain all current and historical data for the Analytical Technologies Business used in Parent's OracleApps environment; provided, however, that Parent shall remove or close open transactional data from such cloned OracleApps environment that is not applicable to the Analytical Technologies Business.  During the Transition Term for the Services set forth on the Information Technology (IT) Services Schedule attached hereto after the creation of such cloned OracleApps environment, Service Receiver shall have the right at all times to freely access such cloned OracleApps environment to access, use, copy and transfer the data in such cloned environment; provided that backdoor access for any personnel of Service Receiver or its Affiliates who were not previously personnel of Parent or its Affiliates with existing Oracle accounts will be limited to such personnel of Service Receiver or its Affiliates who have executed an appropriate confidentiality agreement in a form reasonably acceptable to Parent or its licensor.  Upon expiration of the Transition Term for such Services, Parent shall deliver to Service Receiver a data set of all  transactions entered into the OracleApps cloned environment during the Transition Term and a final copy of the clone that satisfies the Parent’s data protection requirements.

SECTION 8.      Force Majeure.

Neither Party nor any of its Affiliates (nor any Person acting on its or their behalf) shall bear any responsibility or liability for any losses arising out of any delay, inability to perform or interruption of its performance of obligations under this TSA due to any acts or omissions of a Recipient or for events beyond the reasonable control of such Party or its Affiliates (or any Person acting on its or their behalf) (hereinafter referred to as "Force Majeure"), including acts of God, acts of governmental authority, acts of the public enemy or due to terrorism, war, riot, flood, civil commotion, insurrection, labor difficulty, severe or adverse weather conditions, lack of or shortage of electrical power beyond the reasonable control of such Party or its Affiliates, malfunctions of equipment or software programs beyond the reasonable control of such Party or its Affiliates or any other cause beyond the reasonable control of such Party or its Affiliates or its or their third party service providers whose performance is affected by the Force Majeure event. In such event, the obligations hereunder of such Party in providing the impacted Service or performing its obligations under this TSA, and the obligations of the Service Receiver to pay for any such Service, shall be postponed for such time as its performance is suspended or delayed on account thereof but only to the extent that the Force Majeure event prevents such Party or its Affiliates from performing its duties and obligations hereunder. During the duration of the Force Majeure event, the affected Party shall use all commercially reasonable efforts to avoid or remove such Force Majeure event and shall use all commercially reasonable efforts to resume its performance under this TSA with the least practicable delay. From and during the occurrence of a Force Majeure event that affects Parent, Service Receiver may replace the affected Services by providing such Services for itself or engaging a third party to provide such Services at Service Receiver's sole cost and expense, in which case Service Receiver shall have no obligation to pay Parent for the same Services. A Force Majeure shall not toll or otherwise extend the Transition Term.

SECTION 9.      Indemnification.

In the event of a breach of the representations and warranties set forth in Section 10 or a Party's (or its Affiliate's) gross negligence or willful misconduct hereunder that results in a third party Claim (as defined below) against an Indemnitee (as defined below) and subject to the terms and conditions in this TSA, each Party (the "Indemnifying Party") will (i) defend the other Party, its Affiliates and each of their respective officers, directors, employees and agents (the "Indemnitees") from and against any and all such third party claims, suits, actions or proceedings (collectively, "Claims") against the Indemnitees arising out of or related to any such breach the Indemnifying Party, and (ii) pay any damages awarded or settlement amounts paid to the third party bringing such Claims.

Service Receiver (as the Indemnifying Party) will (a) defend Parent, its Affiliates and each of their respective officers, directors, employees and agents (as the Indemnitees) from and against any and all Claims by employees of Service Receiver or any of its Affiliates against any Indemnitee whereby the employee Claims are reasonably characterized as a joint-employer or co-employer relationship or claim as a result of the relationship of the Parties and/or their Affiliates in relation to the provision of the Services under this TSA and (b) pay any damages awarded or settlement amounts paid to such employees bringing such Claims. Notwithstanding the foregoing, to the extent there is any conflict between the indemnification provisions of this TSA and any provision of the Purchase Agreement with respect to employee matters, the applicable provision of the Purchase Agreement shall govern.

The Indemnitees will (a) provide prompt written notice to the Indemnifying Party of each Claim, (b) allow the Indemnifying Party to control the defense and settlement of each Claim and (c) provide reasonable assistance to the Indemnifying Party in connection with the defense and settlement of each Claim. No Indemnitee may settle a Claim without the prior written consent of the Indemnifying Party. The failure of any Indemnitee to give notice of a Claim as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 9 except to the extent that the failure to give such notice is prejudicial to the Indemnifying Party's ability to defend the Claim.

Except as expressly set forth in this Section, but subject to any claim a Party may have for breach of this TSA by the other Party, neither Party shall have any obligation to defend or indemnify the other Party for any third party Claims.

SECTION 10.          Representations and Warranties.

10.1           Authorization. Each Party represents and warrants that (a) it has the requisite power and authority to execute and deliver this TSA and to perform the transactions contemplated hereby, (b) all corporate action on the part of such Party necessary to approve or to authorize the execution and delivery of this TSA and the performance of the transactions contemplated hereby to be performed by it has been duly taken, and (c) this TSA is a valid and binding obligation of such Party, enforceable in accordance with its terms, subject to the effect of principles of equity and the applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and other customary qualifications.

10.2           Compliance with Laws. Subject to the terms in Section 7.3, each Party represents and warrants that it shall perform its obligations under this TSA in a manner that complies with all applicable laws, governmental rules or regulations in effect as of the Effective Date. In the event of a change in laws, rules or regulations after the Effective Date, the terms in Section 7.3 shall apply.

10.3           DISCLAIMER. EXCEPT AS EXPRESSLY SET FORTH HEREIN, PARENT MAKES NO REPRESENTATIONS OR WARRANTIES IN RESPECT OF THE SERVICES OR ANY ITEMS TO BE DELIVERED OR PROVIDED TO SERVICE RECEIVER OR ANY SERVICE RECEIVER AFFILIATE OF ANY KIND, NATURE OR DESCRIPTION, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, AND PARENT HEREBY DISCLAIMS THE SAME.

SECTION 11.          Limitation on Liability.

IN NO EVENT SHALL EITHER PARTY BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR ANY EXEMPLARY OR PUNITIVE DAMAGES THAT ARISE OUT OF OR RELATE TO THIS TSA OR THE PERFORMANCE OR BREACH HEREOF, WHETHER SUCH DAMAGES OR OTHER RELIEF ARE SOUGHT BASED ON BREACH OF CONTRACT, NEGLIGENCE, STRICT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE THEORY AND WHETHER OR NOT THE PARTY WAS AWARE OR ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL NOT APPLY TO DAMAGES RESULTING FROM A PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OR A PARTY'S BREACH OF Section 12 (CONFIDENTIALITY) OR TO THE EXTENT ANY SUCH DAMAGES ARE AWARDED TO A THIRD PARTY IN CONNECTION WITH A THIRD PARTY CLAIM WHICH IS SUBJECT TO INDEMNITY UNDER THE TERMS OF Section 9.

IN NO EVENT WILL THE TOTAL, CUMULATIVE, AGGREGATE LIABILITY OF PARENT, WHETHER BASED UPON AN ACTION OR CLAIM IN CONTRACT, TORT (INCLUDING NEGLIGENCE), WARRANTY, MISREPRESENTATION, EQUITY OR OTHERWISE, EXCEED THE AMOUNTS PAID OR PAYABLE BY SERVICE RECEIVER TO PARENT FOR THE SERVICES PROVIDED DURING THE TWELVE (12) MONTHS AFTER THE EFFECTIVE DATE. THE FOREGOING SHALL NOT APPLY TO PARENT'S GROSS NEGLIGENCE OR WILLFUL OR INTENTIONAL MISCONDUCT.

SECTION 12.         Confidentiality.

With respect to any non-public information disclosed by a Party (or its Affiliates or representatives) (the "Disclosing Party") to the other Party (or its Affiliates or representatives) (the "Receiving Party") for the purpose of this TSA or otherwise accessible to such Receiving Party during the performance hereunder which non-public information is either marked or otherwise identified as confidential or proprietary or would reasonably be considered confidential or proprietary in light of the nature of the information (collectively, the "Confidential Information"), the Receiving Party agrees that it will keep such Confidential Information confidential, using at least the same degree of care used to protect its own confidential or proprietary information, but not less than reasonable care, to prevent the disclosure or accessibility to others of the Disclosing Party's Confidential Information and the Receiving Party will use the Disclosing Party's Confidential Information only for the purpose of performing its obligations under this TSA. The Receiving Party shall limit dissemination of and access to the Disclosing Party's Confidential Information to only such of its Affiliates, advisers, employees, agents or contactors (including, in the case of Parent, any third party engaged to provide the Services hereunder) or consultants who have a need to know for the purpose of this TSA, provided that any third party to which Confidential Information is provided by a Receiving Party is subject to confidentiality obligations with respect to such Confidential Information at least as protective as the obligations set forth herein.

Specifically excluded from the foregoing obligations is any and all information that the Receiving Party can show (i) is already known to the Receiving Party at the time of disclosure and is not subject to a confidentiality obligation (other than any information that is transferred to Service Receiver or one of its Affiliates as a Purchased Asset under the Purchase Agreement) or thereafter is independently developed by the Receiving Party without breach of this TSA; (ii) is already in the public domain at the time of disclosure, or thereafter becomes publicly known other than as the result of a breach by the Receiving Party of its obligations under this TSA; or (iii) is rightfully received from a third party without breach of this TSA.

If, upon advice of counsel, any Disclosing Party Confidential Information must be produced by the Receiving Party as a matter of law, then the Receiving Party shall promptly notify the Disclosing Party and, insofar as is permissible and reasonably practicable without placing the Receiving Party under penalty of law, give the Disclosing Party an opportunity to appear and to object to such production before producing the requested information.

Upon the termination or expiration of this TSA, each Party, as a Receiving Party, shall, at the option of the other Party, as a Disclosing Party, return to such Disclosing Party all Confidential Information of such Disclosing Party or destroy such Confidential Information and provide a written certification of destruction with respect thereto to such Disclosing Party.

SECTION 13.          Miscellaneous.

13.1           Notices. Any notice provided or permitted to be given to a Party under this TSA must be in writing, and may be served by depositing same in the mail, addressed to the Person to be notified, postage prepaid, and registered or certified, with a return receipt requested; or, in the alternative by reputable courier with tracking capabilities. Notice given by registered, certified mail, or courier shall be deemed given and effective on the date of delivery as shown on the return receipt. Notice may be served in any other manner including telex, telecopy or telegram but shall be deemed given and effective as of the time of actual delivery thereof to the addressees. For purposes of the giving of notice, Parent and Service Receiver shall be notified at the addresses listed below:

If to Parent:

MDS Inc.
2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario L4W 4V9
Phone:            (905) 267-4229
Facsimile:       (905) 267-4277
Attention:       Ken Horton

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Phone:             (212) 735 3207
Facsimile:       (212) 735-2000
Attention:       Marie L. Gibson

and

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street Suite 1750
P.O. Box 258
Toronto, Ontario M5K 1J5
Canada
Phone:         (416) 777-4700
Facsimile:    (416) 777-4747
Attention:    Christopher W. Morgan

If to Service Receiver:

DH Manufacturing & Distribution Pte Ltd.
c/o Danaher Corporation.
2099 Pennsylvania Avenue, NW
Washington, DC 20006
Facsimile:       (202) 419-7676
Attention:       Chief Counsel, Mergers & Acquisitions

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Facsimile:              (212) 446-4900
Attention:       Daniel E. Wolf

Any Party may change its respective address for notice by the giving of notice of such change in the manner provided above.

13.2           Entire Agreement. Except for those matters provided for in the Purchase Agreement or the other agreements contemplated therein, this TSA sets forth the entire agreement of the Parties with respect to its subject matter. This TSA shall not be modified or amended except by written instrument executed by each Party. The Schedules to this TSA shall be deemed incorporated in this TSA and shall form a part of it.

13.3           Waiver. The failure of a Party to insist upon strict performance of any provision of this TSA shall not constitute a waiver of, or estoppel against, asserting the right to require such performance in the future, nor shall a waiver or estoppel in any one instance constitute a waiver or estoppel with respect to a later breach of a similar nature or otherwise.

13.4           Severability. If any of the terms and conditions of this TSA are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any political body having jurisdiction over the subject matter of this TSA, such contravention or invalidity shall not invalidate the entire TSA. Instead, this TSA shall be construed as if it did not contain the particular provision or provisions held to be invalid, and equitable adjustment shall be made and necessary provisions added so as to give effect to the intention of the Parties as expressed in this TSA at the time of the execution of this TSA and of any amendments to this TSA.

13.5           Governing Law; Forum. This TSA shall be construed and enforced in accordance with and governed by the laws of the State of New York, without reference to its conflicts of law rules or principles. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the State and Federal Courts sitting in the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this TSA or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this TSA shall be brought by it except in such courts). Each of the Parties further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document by U.S. registered mail to such Party's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Party irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this TSA or the transactions contemplated hereby in any court specified in this Section, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.6           Construction. Unless otherwise indicated to the contrary in this TSA by the context or use thereof: (a) the words, "herein," "hereto," "hereof" and words of similar import refer to this TSA as a whole and not to any particular Section or paragraph hereof; (b) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; (c) the word "including" means "including without limitation"; and (d) all statements of or references to dollar amounts in this TSA are to the lawful currency of the United States of America. The Parties have participated jointly in the negotiation and drafting of this TSA. In the event an ambiguity or question of intent arises, this TSA shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this TSA. The Parties agree that any language from prior drafts of this TSA, to the extent not included in the definitive version of this TSA executed by the Parties hereto, shall not be deemed to reflect the intention of any Party hereto with respect to the transactions contemplated hereby.

13.7           Counterpart Execution. This TSA may be executed in counterparts with the same effect as if the Parties had signed the same document. Such counterparts shall be construed together and shall constitute one and the same instrument, notwithstanding that the Parties are not signatories to the original or the same instrument, or that signature pages from different counterparts are combined. The signature of any Party to one counterpart shall be deemed to be a signature to and may be appended to any other counterpart.

13.8           Successors and Assigns. This TSA shall inure to the benefit of and shall be binding upon the Parties, their respective legal representatives, successors, and permitted assignees, and all Persons claiming by, through, or under right of any of the aforesaid Persons. This TSA may not be assigned by a Party without the prior written consent of the other Party; provided, however, either Party may assign its rights and obligations to one or more of its respective Affiliates (it being understood that such assignment shall not be permitted if it would delay or impair the consummation of the transactions contemplated hereby) and provided, further, that no such assignment shall relieve any Party of any of its obligations hereunder.

13.9           No Third Party Rights. The provisions of this TSA are intended to bind the Parties to each other and are not intended and do not create rights or obligations in any other Person, including any Recipient, employee of the Analytical Technologies Business, the Service Receiver or Parent, and no Person is intended to be or is a third party beneficiary of any of the provisions of this TSA. Notwithstanding the foregoing, the Indemnitees shall be third party beneficiaries of Section 9 (Indemnification).

13.10         Purchase Agreement. The Parties hereby acknowledge and agree that nothing in this TSA (including any breach hereof) shall affect any obligation of any Party under the Purchase Agreement.

13.11         Equitable Remedies. Parent acknowledges and agrees that, due to the personal and unique nature of the Services and the dependence of Service Receiver on the Services for the effective and ongoing conduct of the Analytical Technologies Business that, in the event Parent breaches its obligation to provide Services hereunder or suspends or threatens to suspend the Services hereunder (other than suspension as expressly permitted under this TSA, including Sections 4.4 and 7.5.2), then notwithstanding the dispute resolution procedures set forth in Section 3.6.3 (Disputes) and without limitation of any of its other rights and remedies hereunder at law or in equity, Service Receiver shall be entitled to seek an injunction, order of specific performance, or other equitable relief in any court of competent jurisdiction.

[SIGNATURE PAGES FOLLOW]

WITNESS WHEREOF, the duly authorized officers or representatives of the Parties hereto have duly executed this TSA as of the date first written above.

MDS INC.

By:
Name:
Title:

DH MANUFACTURING & DISTRIBUTION PTE LTD.

By:
Name:
Title:

ANNEX A

ACKNOWLEDGMENT OF COMPLETION

Reference is made to that certain Stock and Asset Purchase Agreement, dated as of ___________________, 2009 by and among MDS Inc. ("Parent"), DH Technologies Development Pte Ltd. ("Buyer") and the other parties thereto relating to the sale by Parent and certain of its Affiliates to Buyer and certain of its Affiliates of certain assets of the Analytical Technologies Business (the "Purchase Agreement"). In connection with the Purchase Agreement, a Transition Services Agreement (the "TSA"), dated ______________, 2009 was entered into by and between Parent and DH Manufacturing & Distribution Pte Ltd.

Each of the undersigned hereby acknowledges that the Objective Measures (as defined in the TSA) described in Schedule [__] hereto have been successfully completed and delivered.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Acknowledgment of Completion as of this _____ day of __________, 2009.

MDS INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned has executed and delivered this Acknowledgment of Completion as of this _____ day of __________, 2009.

DH MANUFACTURING & DISTRIBUTION PTE LTD.

By:
Name:
Title:

Schedule [__] to Acknowledgment of Completion

Initial Service Schedules

See Attached

[Redacted] [Initial Service Schedules]

ANNEX B

FEE SCHEDULE

[Redacted] [Fee Schedule]